

September 2, 2021

Wendy Mantell
Secretary and General Counsel
Bird Global, Inc.
406 Broadway, Suite 369
Santa Monica, California 90401

Re: Bird Global, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed August 18, 2021
File No. 333-256187

Dear Ms. Mantell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-4 filed August 18, 2021

Summary Term Sheet, page viii

1.   Please fill in missing information throughout the proxy statement/prospectus to the extent that it is known, such as the amounts in the penultimate bullet point on page ix.

Summary Historical Financial Data of Switchback, page 19

2.   We refer to the balance sheet data. Please clarify in the last line item that the Switchback ordinary shares are subject to possible redemption.

Unaudited Pro Forma Condensed Combined Financial Information
Note 5 - Loss per Share, page 91

3. We refer to your table for the six months ended June 30, 2021. It appears to us that the first line item should read pro forma net loss attributable to common stockholders. Please revise your registration statement accordingly.

Net Income (Loss) Per Ordinary Share, page 238

4. Please revise the first sentence of your disclosure to remove the phrase "subject to possible redemption."

5. In the third sentence of your narrative, you state that "Net income (loss) per Ordinary Share, basic and diluted for Class B Ordinary Shares is calculated by dividing the net income (loss), adjusted for income attributable to Class B Ordinary Shares, by the weighted average number of Class B Ordinary Shares outstanding for the periods." It appears to us that your disclosure should read "adjusted for income attributable to Class A Ordinary Shares." Please revise your disclosure as appropriate.

General

6. Please revise the reference in the footnote on page II-4 to "Item 601(a)(5) of Regulation 8-K" to clarify, if applicable, that you are relying on Item 601(a)(5) of Regulation S-K to omit annexes, schedules, and certain exhibits to the agreements filed as exhibits 2.1, 10.16 and 10.17 or just the agreement filed as exhibit 2.1.

7. Please file as an exhibit a revised opinion that does not include the assumptions about the Business Combination Agreement mentioned in the penultimate paragraph on page 2 of Exhibit 5.1 or advise why the assumptions are appropriate.

You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Justin G. Hamill